Exhibit 3.112
CERTIFICATE OF FORMATION
OF
RESCARE DTS INTERNATIONAL, LLC
ARTICLE I
Name
     The name of the limited liability company (the “Company”) is ResCare DTS International, LLC.
ARTICLE II
Registered Office; Registered Agent
     The street address of the initial registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, and the name of the registered agent at such office is Corporation Trust Company.
ARTICLE III
Principal Office
     The mailing address of the initial principal office of the Company is 10140 Linn Station Road, Louisville, Kentucky 40223.
     IN WITNESS WHEREOF, this Certificate of Formation has been duly executed by the undersigned on the 6th day of August, 2004.

RES-CARE, INC.
By:	/s/ Mary D. Peters
Mary D. Peters, Assistant Secretary